SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

CNPJ/MF nº 02.558.115/0001 -21
NIRE 4130001760-3
A listed company

CALL NOTICE – SPECIAL SHAREHOLDERS’ MEETING

TIM Participações S.A. (“Company”) shareholders are hereby called, as provided in Article 124 of Law 6404/76, to the Special Shareholders' Meeting to be held on August 15, 2005, at 10:30 a.m. at the main office, located at Rua Comendador Araújo nº 299, Curitiba (PR), with the following Order of Business: (i) in view of the resignation of the Chairman of the Board, submitted to the Board meeting held on July 20, 2005, to elect another chairman to fill the unexpired term of office; (ii) to appreciate and adopt the Senior Management motion to move the corporate main office to the city of Rio de Janeiro (RJ) with the consequent amendment to Article 3 of Articles of Organization; (iii) as a consequence of the foregoing resolution, to choose a mass circulation newspaper published in Rio de Janeiro (RJ) in which to publish the statutory corporate notices; and (iv) to pass the amendment to Article 5 of the Articles of Organization, to properly mirror the number of shares of corporate stock resulting from the cancellation of the shares purchased from the shareholders disagreeing with the resolution adopting the merger of TIM Nordeste Telecomunicações S.A. and TIM Sul S.A into the Company.

Miscellaneous Instructions:

The documents concerning the business to be transacted by the Shareholders’ Meeting are available to the Shareholders at the Company’s main office.

Shareholders or their properly appointed proxies shall observe, when attending the Shareholders’ Meeting hereby called, the provision of Article 126 of Law 6.404/76 and Article 15 of the Articles of Organization. Therefore, shareholders not appearing in person at the Shareholders’ Meeting shall deposit at the Company’s main office the proper proxy and/or the corporate acts concerning the appointment, as the case might be, and the representative’s ID document no later than two (2) business days before said Shareholders’ Meeting. Within that same period of time, the holders of book-entry shares or shares in custody shall deposit copies of their ID documents and the respective statement of book-entry shares issued at least five (5) business days before the Shareholders’ Meeting.

Curitiba, July 27, 2005

Mario Cesar Pereira de Araujo
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 28, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer